SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: October 22, 2013

Press Release

Eltek Announces That Shareholders Have
 Approved the Sale of 3,532,655 Ordinary Shares to
Nistec Ltd. for $4.2 Million.

PETACH-TIKVA, Israel, October 22, 2013 -- Eltek Ltd., (NASDAQ: ELTK), the leading Israeli manufacturer of advanced circuitry solutions, including complex build ups of Rigid and Flex-rigid PCBs, announced today that at an adjourned shareholders meeting held today, the Company’s shareholders approved  the sale of 3,532,655 ordinary shares at $1.19 per share to Nistec Ltd. ("Nistec"), a leading provider of Electronic Manufacturing Services and design services.

Nistec will also acquire all of the holdings of Eltek's major shareholder, Mr. Yossi Maiman (24.1%), and upon completion of the transactions, Nistec will hold the majority of Eltek's issued share capital (50.5%). The closings of both transactions are expected to take place within approximately two weeks, upon the receipt of certain other approvals.

Shareholders approved all of the proposals that were voted on at the meeting, including, the election of four directors, authority to enter into a management agreement between the  Company and Nistec, the payment of a finder’s fee of $200,000 to Merhav M.N.F Ltd., approval of compensation terms for the directors, approval of  the entry into indemnification agreements between the Company and its new directors, approval of  the grant of exculpation letters to the Company’s directors and officers, approval of  the  grant of waiver and release letters to current directors and officers, the purchase of a “run-off” insurance policy for the Company’s current directors and officers, the purchase of a new directors’ and officers’ insurance policy and the adoption of amended and restated articles of association.

Arieh Reichart, President and Chief Executive Officer of Eltek commented, "We are very pleased that our shareholders approved the transaction with Nistec and the ancillary proposals that were required in order for the transaction to be effected. We welcome Nistec and the new members of our board of directors.”

"The investment by Nistec is an important validation of our vision and achievements and will support our long-term growth plans. It will enable our company to realize its growth potential as well as capitalize on other opportunities in the diverse markets we serve," concluded Mr. Reichart.

Yitzhak Nissan, CEO and owner of Nistec commented, "We are pleased that the shareholders of Eltek have given their approval to our investment in the company. We believe that our investment will greatly support Eltek's growth strategy. We continue to be excited about the opportunity to develop the unrealized potential of Eltek by joining forces and look forward to working together with Eltek's management, with the ultimate goal of providing more value to our customers and shareholders."

"Nistec is a well-known and highly regarded player in the PCB design and EMS industry for various electronics segments in Israel. Investing in Eltek adds an important link in the chain to our group, combining the design and assembly with the production of PCBs. Our joining forces with Eltek will ensure our ability to deliver a full solution for our customers' needs," Mr. Nissan concluded.

About Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit
Eltek's web site at www.eltekglobal.com.

About Nistec Ltd.

Nistec is a leader in the delivery of innovative electronics manufacturing & design services. Founded in 1985, Nistec provides one-stop-shop solutions for electronics outsourcing. Nistec's comprehensive line of services starts with NPI (new product introduction) and continues through PCB layout design and board assembly, all the way to full turn-key solutions. Nistec's team, technology and work process reflect its commitment to excellence, which guarantees its customer's a competitive edge in manufacturing performance, quality and cost. With three manufacturing plants in Israel and 460 skilled employees, Nistec serves more than 300 customers in diverse industries such as telecommunications, RF, medical, defense and aerospace. Nistec's unique suite of solutions spans the entire product lifecycle – from design, manufacturing and systems integration, to order fulfillment and after-market services. For more information, visit Nistec's web site at www.nistec.com

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Contact:

Amnon Shemer
V.P. Finance & CFO
Eltek ltd

amnons@eltek.co.il | www.eltekglobal.com
Tel: +972 3 939 5023 | Fax: +972 3 934 2584 |